Exhibit 12.1

SENIOR HOUSING PROPERTIES TRUST

Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Earnings:
Net income	$28,353	$28,889	$58,705	$56,742	$45,874	$50,184	$17,018
Fixed charges	22,917	22,675	46,633	41,836	37,899	30,210	7,334
Adjusted earnings	$51,270	$51,564	$105,338	$98,578	$83,773	$80,394	$24,352

Fixed charges:
Interest expense	$22,917	$22,675	$46,633	$41,836	$37,899	$30,210	$7,334
Ratio of earnings to fixed charges	2.2x	2.3x	2.3x	2.4x	2.2x	2.7x	3.3x